Exhibit 99.1

PRESS RELEASE

Greenfire Announces Deferred Consideration of the Shareholder Rights Plan
by the Toronto Stock Exchange

CALGARY, ALBERTA – September 20, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada announces that it has filed the Greenfire shareholder protection rights plan agreement (the “Rights Plan”) with the Toronto Stock Exchange (the “TSX”) and that it has been notified by the TSX that the TSX will defer consideration of the acceptance of the Rights Plan until such time as the TSX is satisfied that the appropriate securities commission will not intervene pursuant to National Policy 62-202 – Take-Over Bids – Defensive Tactics.

The Rights Plan was adopted in light of the announcement on September 16, 2024 that the Waterous Energy Fund Management Corp. in its capacity as manager of certain limited partnerships (collectively, “WEF”) had entered into agreements with certain Greenfire shareholders to acquire 43.3% of the issued and outstanding common shares of the Company. Pursuant to TSX policies, the TSX normally defers acceptance of shareholder rights plans adopted in response to a specific take-over bid.

The description of the Rights Plan in this press release is qualified in its entirety by the full text of the Rights Plan, which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca or at www.sec.gov.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is operationally focused with an emphasis on an entrepreneurial environment and a high level of employee ownership. Greenfire Common Shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com